SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-32374

Symmetry Medical Inc. 401k Plan

(Full title of the plan and the address of the plan if different from that of the issuer named below)

Symmetry Medical Inc.

3724 N. State Road 15

Warsaw, Indiana 46582

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Symmetry Medical Inc. 401(k) Plan

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Board of Directors, Audit Committee and Plan Administrator

Symmetry Medical Inc. 401(k) Plan

Warsaw, Indiana

We have audited the accompanying statements of net assets available for benefits of Symmetry Medical Inc. 401(k) Plan (Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Symmetry Medical Inc. 401(k) Plan as of December 31, 2013, and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Wayne, Indiana

June 25, 2014

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Symmetry Medical Inc. 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value	$64,001,926	$54,430,843
Receivables
Symmetry Medical Inc. and subsidiaries contributions	—	5,316
Participants’ contributions	—	28,425
Notes receivable from participants	2,845,492	2,539,631
Total receivables	2,845,492	2,573,372

Total assets	66,847,418	57,004,215

Liabilities
Excess contributions payable	41,332	41,377

Net Assets Available for Benefits, At Fair Value	66,806,086	56,962,838
Adjustment from fair value to contract value for interest in collective investment trust fund relating to fully benefit-responsive investment contracts	(30,898)	(101,391)

Net Assets Available for Benefits	$66,775,188	$56,861,447

See Notes to Financial Statements

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Symmetry Medical Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Additions
Investment Income
Net appreciation in fair value of investments	$10,498,144	$5,641,756
Interest	184,005	188,410
Dividends	712,505	691,664
	11,394,654	6,521,830

Contributions
Symmetry Medical Inc. and subsidiaries	1,866,516	1,732,243
Participants and rollovers	4,557,151	4,662,501
	6,423,667	6,394,744
Total additions	17,818,321	12,916,574

Deductions
Benefits paid to participants	7,732,715	7,274,290
Administrative expenses	171,865	143,631
Total deductions	7,904,580	7,417,921

Net Increase	9,913,741	5,498,653

Net Assets Available for Benefits, Beginning of Year	56,861,447	51,362,794

Net Assets Available for Benefits, End of Year	$66,775,188	$56,861,447

See Notes to Financial Statements

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 1: Description of the Plan

The following description of the Symmetry Medical Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the Plan Administrator.

General

The Plan is a defined-contribution plan which provides retirement benefits for substantially all full-time employees of Symmetry Medical Inc. and certain subsidiaries (Company) who have at least three months of service and are age 21 or older and meet other eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer and contribute an amount up to 25% of their annual compensation, as defined by the Plan, not to exceed certain dollar limitations that are set by law. Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law. Participants may also make rollover contributions of amounts representing distributions from other qualified defined-benefit or defined-contribution plans. The Company may contribute a discretionary amount equal to a matching percentage of the participant’s deferred contribution for each payroll period. Each year, the Company may make discretionary profit-sharing contributions in addition to the matching contribution. The Company may designate as a qualified nonelective contribution to all or any portion of its profit-sharing contribution. Participants must meet certain requirements as defined in the Plan to share the discretionary matching and profit-sharing contributions. These conditions do not apply in the year of a participant’s death, disability or retirement or after normal retirement age.

Additionally, the Plan allows participants to change the amount of their contribution (salary deferral) on a periodic basis and to direct the investment of their funds and contributions on a daily basis. Currently, a participant may select from several diversified mutual funds and collective investment trust funds offering different investment objectives. The Plan offers the common stock of the Company as an investment alternative under the Plan. Participants may not make an election to allocate more than 20% of their deferrals (contributions) nor to reallocate more than 20% of their account balances to the Company’s stock.

The Company elected to match 50% of a participant’s before-tax contributions up to 8% of eligible wages with a maximum of $4,200 for 2013 and $4,000 for 2012. The Company may also, at its discretion, make additional profit-sharing contributions to the Plan in an amount determined by the Company’s Board of Directors. There were no discretionary profit-sharing contributions in 2013 or 2012.

Effective January 1, 2012, Olsen Medical, LLC was added as a participating employer of the Plan.

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. As of December 31, 2013 and 2012, forfeited, nonvested accounts totaled $70,999 and $30,295, respectively.

Notes Receivable From Participants

Participants may borrow approved amounts from their fund accounts at no less than $1,000 and no greater than (a) 50% of his or her account balance, or (b) $50,000 reduced by the excess, if any, of a participant’s highest outstanding balance of loans during the 12-month period ending on the day before the new loan is made over a participant’s current balance of loans from the Plan. The term of repayment of a loan other than a home loan must not be greater than five years. The term of repayment of a home loan must generally not be greater than 15 years. A loan is secured by the balance in the participant’s vested account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator at the time of the loan. Principal and interest is paid ratably through payroll deductions. The maximum number of loans that a participant may have at any one time is two. Should the participant terminate as an employee of the Company, the balance of the outstanding loan (including any accrued interest) becomes due and the participant’s vested account may be used to pay the balance of the outstanding loans.

Vesting

Participants are immediately vested in their contributions, including rollover contributions, and qualified nonelective contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Percentage Vested and Nonforfeitable
1	25%
2	50
3	75
4	100

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Payment of Benefits

Upon termination of service or death, disability or retirement, a participant with a vested account balance exceeding $5,000 will receive a lump-sum distribution equal to the vested value of his or her account or periodic (monthly, quarterly or annual) installments over a period of not more than the participant’s or participant and spouse’s assumed life expectancy. Separated participants with vested account balances not exceeding $1,000 that have not made an election within 60 days will receive lump-sum distributions as soon as administratively feasible. The Plan also provides for participant loans as described above and certain hardship withdrawals. Distributions of benefits are recorded as withdrawals from the Plan and reduction of net assets available for Plan benefits in the period paid to the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The statements of net assets available for benefits presents the fair value of the investment in the collective trust fund, as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Plan’s interests in the collective trust funds are valued at the net asset value (NAV) provided by the administrator of the funds. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV’s unit price is quoted by the administrator of the funds and the market is not active.

The investment in Symmetry Medical Inc. stock fund has been unitized and is comprised of cash and Symmetry Medical Inc. common stock. The Plan holds a nominal amount of these units in cash in order to provide liquidity for timely distributions. At December 31, 2013 and 2012, these units are comprised of 40,393 and 43,507 shares of Symmetry Medical Inc. common stock and cash of $13,467 and $46,225, respectively.

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Administrative, recordkeeping and trustee expenses for the Plan are charged to the Plan. All other administrative expenses are paid by the Company. Administrative expenses are recognized when incurred.

Risks and Uncertainties

The Plan provides for various investment options that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Plan Tax Status

The Plan obtained its latest determination letter on April 20, 2012, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has not been amended since receiving the determination letter.

The Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2010.

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document. Interest income recognized on notes receivable from participants totaled $114,138 and $106,044 for 2013 and 2012, respectively. These amounts are included in interest on the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3: Investments

The Plan’s investments are held by a bank-administered trust fund. The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2013 and 2012 as follows:

	2013
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Mutual funds
Balanced funds	$3,128,396	$22,934,000
Growth funds	5,848,172	25,588,206
Fixed income funds	(158,051)	3,890,383
International funds	373,033	2,976,054
Symmetry Medical Inc. stock fund	(19,540)	424,964
Collective investment trust funds
Index fund	1,278,196	4,235,557
Fixed income fund	47,938	3,952,762
	$10,498,144	$64,001,926

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

	2012
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Mutual funds
Balanced funds	$1,694,365	$18,479,043
Growth funds	2,702,819	21,273,092
Fixed income funds	201,377	4,501,914
International funds	382,578	2,689,376
Symmetry Medical Inc. stock fund	108,296	489,540
Collective investment trust funds
Index fund	491,542	3,300,025
Fixed income fund	60,779	3,697,853
	$5,641,756	$54,430,843

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2013	2012
Dreyfus Appreciation Fund	$5,619,409	$4,884,950
*Investco Diversified Dividend Fund	3,411,738	2,608,722
Janus Balanced Fund	3,920,949	3,396,071
*Madison Mid Cap Fund	5,226,365	—
Mainstay Large Cap Growth Fund	7,463,207	5,489,911
**Mosiac Mid Cap Fund	—	4,997,685
Wells Fargo Advantage Index Fund	4,342,619	3,629,331
Wells Fargo Advantage Total Return Bond Fund	3,637,813	4,219,362
Wells Fargo Collective Russell 2000 Index Fund	4,235,557	3,300,025
Wells Fargo Collective Stable Return Fund	3,952,762	3,697,853
*Wells Fargo Dow Jones 2020 Fund	3,861,899	—
*Wells Fargo Dow Jones 2030 Fund	5,040,042	—
*Wells Fargo Dow Jones 2040 Fund	3,973,358	—
**Wells Fargo Outlook 2020 Fund	—	3,248,280
**Wells Fargo Outlook 2030 Fund	—	3,891,147
**Wells Fargo Outlook 2040 Fund	—	3,078,433

* Represents less than 5% of total net assets as of December 31, 2012.

** Represents less than 5% of total net assets as of December 31, 2013.

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

Note 4: Related Party Transactions

Certain Plan investment shares of mutual funds are managed by Wells Fargo Bank, N.A., who is the trustee of the Plan. Transactions in such investments are considered to be party-in-interest investments. Fees paid to Wells Fargo Bank and affiliates for administrative, recordkeeping and trustee services were $171,865 and $143,631 for the years ended December 31, 2013 and 2012, respectively.

The Company provides certain accounting, recordkeeping and administrative services for which it receives no compensation.

Note 5: Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial position, as well as the general classification of such assets pursuant to the valuation hierarchy. The Plan has no liabilities measured on a recurring basis. Additionally, the Plan has no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 investments consists of interests in mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. The Plan’s Level 2 investments consist of collective investment trust funds and Symmetry Medical Inc. stock fund. The collective investment trust funds are valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The Symmetry Medical Inc. stock fund is valued based upon the closing price reported of the underlying stock and money market funds on the active market on which they are traded. Units of the Symmetry Medical Inc. stock fund are not traded on an active market.

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy. There are no investments classified as Level 3.

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

	2013
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Balanced funds	$22,934,000	$22,934,000	$—	$—
Growth funds	25,588,206	25,588,206	—	—
Fixed income funds	3,890,383	3,890,383	—	—
International funds	2,976,054	2,976,054	—	—
Symmetry Medical Inc. stock fund	424,964	—	424,964	—
Collective investment trust funds
Index fund	4,235,557	—	4,235,557	—
Fixed income fund	3,952,762	—	3,952,762	—
	$64,001,926	$55,388,643	$8,613,283	$—

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

	2012
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Balanced funds	$18,479,043	$18,479,043	$—	$—
Growth funds	21,273,092	21,273,092	—	—
Fixed income funds	4,501,914	4,501,914	—	—
International funds	2,689,376	2,689,376	—	—
Symmetry Medical Inc.
stock fund	489,540	—	489,540	—
Collective investment trust funds
Index fund	3,300,025	—	3,300,025	—
Fixed income fund	3,697,853	—	3,697,853	—
	$54,430,843	$46,943,425	$7,487,418	$—

Note 6: Reconciliation of Financial Statement to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting the fair value of the collective investment funds at fair value in Form 5500 and recording the fund at fair value with an adjustment to contract value in the accompanying statements of net assets available for benefits as prescribed by the FSP. The statement of changes in net assets available for benefits included in the Plan’s Form 5500 filing also excludes the impact of adjustment from fair value to contract value for the common collective fund.

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Supplementary Information

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Symmetry Medical Inc. 401(k) Plan

EIN 35-1996126 PN 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)(b) Identity of Issuer	(c) Description of Investment	(e) Current Value
Mutual Funds
American Funds New Perspective Fund	78,247 shares	$2,936,606
Dreyfus Appreciation Fund	107,179 shares	5,619,409
Harbor International Fund	42,202 shares	2,976,054
Investco Diversified Dividend Fund	201,401 shares	3,411,738
Janus Balanced Fund	130,785 shares	3,920,949
Madison Mid Cap Fund	551,304 shares	5,226,365
Mainstay Large Cap Growth Fund	716,927 shares	7,463,207
*Wells Fargo Advantage Total Return Bond Fund	296,722 shares	3,637,813
*Wells Fargo Advantage Index Fund	72,777 shares	4,342,619
*Wells Fargo Dow Jones Today Fund	23,257 shares	252,570
*Wells Fargo Dow Jones 2010 Fund	45,951 shares	604,716
*Wells Fargo Dow Jones 2020 Fund	255,924 shares	3,861,899
*Wells Fargo Dow Jones 2030 Fund	304,718 shares	5,040,042
*Wells Fargo Dow Jones 2040 Fund	209,344 shares	3,973,358
*Wells Fargo Dow Jones 2050 Fund	196,599 shares	2,121,298
		55,388,643

*Symmetry Medical Inc. Stock Fund	75,824 units	424,964
Collective Investment Trust Funds
*Wells Fargo Collective Russell 2000 Index Fund	163,534 shares	4,235,557
*Wells Fargo Collective Stable Return Fund	81,595 shares	3,952,762
		8,188,319

*Participant Loans	Various loans with interest rates varying from 3.25% to 10.5%, due through August 12, 2033.	2,845,492

		$66,847,418

*Party-in-interest

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRY MEDICAL INC. 401(k) PLAN

Date: June 25, 2014	By:	/s/ RONDA L. HARRIS
Ronda L. Harris
Chief Accounting Officer

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